                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                 Merlin Software Technologies International, Inc
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    59011Y108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 April 19, 2001
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

-------------------                                           ------------------
CUSIP NO. 59011Y108                                           Page 2 of 11 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Narragansett I, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                        5     SOLE VOTING POWER

                              556,798
                        --------------------------------------------------------
   NUMBER OF            6     SHARED VOTING POWER
    SHARES
 BENEFICIALLY                 0
   OWNED BY             --------------------------------------------------------
     EACH               7     SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                    556,798
     WITH               --------------------------------------------------------
                        8     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         556,798
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*:                                                    [X]

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.9%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

-------------------                                           ------------------
CUSIP NO. 59011Y108                                           Page 3 of 11 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Narragansett Offshore, Ltd
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                        5     SOLE VOTING POWER

                              739,806
                        --------------------------------------------------------
   NUMBER OF            6     SHARED VOTING POWER
    SHARES
 BENEFICIALLY                 0
   OWNED BY             --------------------------------------------------------
     EACH               7     SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                    739,806
     WITH               --------------------------------------------------------
                        8     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         739,806
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*:                                                    [X]

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.1%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

-------------------                                           ------------------
CUSIP NO. 59011Y108                                           Page 4 of 11 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Narragansett Asset Management, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                        5     SOLE VOTING POWER

                              0
                        --------------------------------------------------------
   NUMBER OF            6     SHARED VOTING POWER
    SHARES
 BENEFICIALLY                 556,798
   OWNED BY             --------------------------------------------------------
     EACH               7     SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                    0
     WITH               --------------------------------------------------------
                        8     SHARED DISPOSITIVE POWER

                              556,798
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         556,798
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*:                                                    [X]

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.9%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

-------------------                                           ------------------
CUSIP NO. 59011Y108                                           Page 5 of 11 Pages
-------------------                                           ------------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Leo Holdings, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

                        5     SOLE VOTING POWER

                              0
                        --------------------------------------------------------
   NUMBER OF            6     SHARED VOTING POWER
    SHARES
 BENEFICIALLY                 739,806
   OWNED BY             --------------------------------------------------------
     EACH               7     SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                    0
     WITH               --------------------------------------------------------
                        8     SHARED DISPOSITIVE POWER

                              739,806
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         739,806
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [X]

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.1%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

-------------------                                           ------------------
CUSIP NO. 59011Y108                                           Page 6 of 11 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Mr. Joseph Dowling
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                        5     SOLE VOTING POWER

                              0
                        --------------------------------------------------------
   NUMBER OF            6     SHARED VOTING POWER
    SHARES
 BENEFICIALLY                 1,296,604
   OWNED BY             --------------------------------------------------------
     EACH               7     SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                    0
     WITH               --------------------------------------------------------
                        8     SHARED DISPOSITIVE POWER

                              1,296,604
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,296,604
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [X]

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.0%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 11 Pages

Item 1(a).        Name of Issuer:

                  Merlin Software Technologies International, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  4199 Lougheed Highway, Suites 200 and 201, Burnaby, British Columbia V5G 3Y6.

Item 2(a, b, c).  Name of Persons Filing, Address of Principal Business Office,
                  Citizenship:

                  1. Narragansett I, L.P., a Delaware limited partnership
                     ("Narragansett I").
                     153 East 53rd Street, 26th Floor, New York, New York 10022.

                  2. Narragansett Offshore, Ltd., a Cayman Islands corporation
                     ("Narragansett Offshore").
                     3rd Floor, Harbour Centre, P.O. Box 30362 SMB, George Town, Grand Cayman, Cayman Islands.

                  3. Narragansett Asset Management, L.L.C., a Delaware limited liability company ("NAMLLC").
                     153 East 53rd Street, 26th Floor, New York, New York 10022.

                  4. Leo Holdings, L.L.C., a Delaware limited liability
                     company ("LH")
                     153 East 53rd Street, 26th Floor, New York New York 10022.

                  5. Mr. Joseph L. Dowling, III ("Mr. Dowling").
                     153 East 53rd Street, 26th Floor, New York, New York 10022.
                     Citizenship:  United States.

Item 2(d).        Title of Class of Securities:

                  Common Stock, $0.001 par value per share (the "Common Stock")

Item 2(e).        CUSIP Number:     59011Y108

Item 3.     Not Applicable.

                                                              Page 8 of 11 Pages

Item 4.   Ownership.

             1.   Narragansett I

                  (a)   Amount beneficially owned: 556,978 shares
                  (b)   Percent of class*: 3.9%
                  (c)   Number of shares as to which such person has:
                        (i) Sole power to vote or to direct the vote: 556,798 shares
                        (ii)  Shared power to vote or to direct the vote: 0
                        (iii) Sole power to dispose or to direct the disposition
                              of: 556,798 shares
                        (iv) Shared power to dispose or to direct the disposition of: 0

             2.   Narragansett Offshore:

                  (a)   Amount beneficially owned: 739,806 shares
                  (b)   Percent of class*: 5.1%
                  (c)   Number of shares as to which such person has:
                        (i) Sole power to vote or to direct the vote: 739,806 shares
                        (ii)  Shared power to vote or to direct the vote: 0
                        (iii) Sole power to dispose or to direct the disposition
                              of:739,806 shares
                        (iv) Shared power to dispose or to direct the disposition of: 0

             3.   NAMLLC

                  (a)   Amount beneficially owned: 556,978 shares
                  (b)   Percent of class*: 3.9%
                  (c)   Number of shares as to which such person has:
                        (i)   Sole power to vote or to direct the vote: 0
                        (ii)  Shared power to vote or to direct the vote:
                              556,798 shares
                        (iii) Sole power to dispose or to direct the disposition
                              of: 0
                        (iv) Shared power to dispose or to direct the disposition of: 556,798 shares


-----------------
* The percentage of common stock reported as beneficially owned is based upon 14,406,712 shares outstanding, which consists of the sum of (i) 12,986,928 Shares outstanding as reported by the Issuer on its Annual Report on Form 10-KSB for the year ended December 31, 2000; and (ii) an aggregate of 1,361,105 shares issuable as Interest Shares (as defined in Item 4) or upon conversion of the Series A Notes held by Narragansett I and Narragansett Offshore.

                                                              Page 9 of 11 Pages

             4.   LH

                  (a)   Amount beneficially owned: 739,806 shares
                  (b)   Percent of class*: 5.1%
                  (c)   Number of shares as to which such person has:
                        (i)   Sole power to vote or to direct the vote: 0
                        (ii)  Shared power to vote or to direct the vote:
                              739,806 shares 0
                        (iii) Sole power to dispose or to direct the disposition
                              of: 0
                        (iv) Shared power to dispose or to direct the disposition of: 739,806 shares

             5.   Mr. Dowling:

                  (a)   Amount beneficially owned: 1,296,604 shares
                  (b)   Percent of class*: 9.0%
                  (c)   Number of shares as to which such person has:
                        (i)   Sole power to vote or to direct the vote: 0
                        (ii)  Shared power to vote or to direct the vote:
                              1,296,604 shares
                        (iii) Sole power to dispose or to direct the disposition
                              of: 0
                        (iv) Shared power to dispose or to direct the disposition of: 1,296,604 shares

      The sole general partner of Narragansett I is NAMLLC. Mr. Dowling is the sole managing member of NAMLLC. LH is the investment manager of Narragansett Offshore and has sole authority to make its investment decisions. Mr. Dowling is the sole managing member of LH.

      The common stock reported on this statement is beneficially owned by virtue of the purchase by Narragansett I and Narragansett Offshore of Series A 10% Senior Secured Convertible Notes (the "Series A Notes" or "Notes") issued by Merlin Software Technologies International, Inc. (the "Issuer") pursuant to a note and warrant purchase agreement dated as of August 18, 2000, among the Issuer as seller and Narragansett I, Narragansett Offshore, Pequot Scout Fund, L.P. ("Pequot") , and SDS Merchant Fund, L.P. ("SDS") as purchasers (the "Purchase Agreement"). Holders of the Notes, including Narragansett I and Narragansett Offshore, have the right to convert the Notes and thereby acquire Shares of the Issuer. The Issuer has filed the Notes, the Purchase Agreement and certain related documents with the Securities and Exchange Commission. In addition to the shares acquirable by conversion of the Notes, Narragansett I, Narragansett Offshore, Pequot and Scout are to receive interest payments on the Notes in the form of common stock ("Interest Shares"). Narragansett I and Narragansett Offshore each disclaims beneficial ownership of the Notes or the common stock acquirable upon conversion thereof by Pequot and SDS. The information set forth herein about the Purchase Agreement and the Notes is qualified in its entirety by reference to the Purchase Agreement and the Notes. Under the terms of the Series A Notes, the conversion price is the lesser of $1.60 per Share or 95% of a rolling average of the market price in the 30 days prior to

                                                             Page 10 of 11 Pages

conversion. Also under the terms of the Notes, the maximum number of Shares which may be acquired by conversion under the Notes is capped at the number which equals 9% of Shares outstanding held by the holder of the Note (i.e., Narragansett I or Narragansett Offshore, as applicable) and any other members of any "group" (as defined in Section 13(d) of the Act and applicable regulations) of which they may be deemed to be a part.


Item 5.     Ownership of Five Percent or less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable.

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

Item 10.    Certifications.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

                            [SIGNATURE PAGE FOLLOWS:]

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


NARRAGANSETT I, L.P., a Delaware limited partnership              NARRAGANSETT OFFSHORE LTD., a Cayman Islands corporation

By:  Narragansett Asset Management, L.L.C., a Delaware            By:  Leo Holdings, LLC, a Delaware limited liability
limited liability company, its general partner                    company, its investment advisor

By:  /s/Joseph L. Dowling                                         By:  /s/Joseph L. Dowling
     ----------------------------------------------                    -------------------------------------------------
         Joseph L. Dowling, III                                            Joseph L. Dowling, III
         Managing Member                                                   Managing Member

NARRAGANSETT ASSET MANAGEMENT, L.L.C., a Delaware limited         LEO HOLDINGS, LLC, a Delaware limited liability company
liability company

By:  /s/Joseph L. Dowling                                         By:  /s/Joseph L. Dowling
     ----------------------------------------------                    -------------------------------------------------
        Joseph L. Dowling, III                                            Joseph L. Dowling, III
        Managing Member                                                   Managing Member



      /s/Joseph L. Dowling
  -------------------------------------
         JOSEPH L. DOWLING, III



      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).